UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: August 14, 2015

EXHIBIT INDEX

Exhibit No.	Description
99.1	VOLUNTARY ANNOUNCEMENT

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

VOLUNTARY ANNOUNCEMENT

This announcement is made by CNOOC Limited (the “Company”) on a voluntary basis.

The Company refers to the Penglai 19-3 oilfield oil spill accidents which occurred in June 2011 (the “Oil Spill Accidents”). References are made to relevant information regarding the Oil Spill Accidents disclosed under the paragraph headed “Contingencies” in the annual reports and/or interim reports issued in or after 2012.

The Company announces that it has received a Notice Calling for Responses from the Qingdao Maritime Court of the People’s Republic of China on 10 August 2015 for a public interest action filed by China Biodiversity Conservation and Green Development Foundation (the “Plaintiff”) in relation to the Oil Spill Accidents (the “Claim”). The Claim is lodged against ConocoPhillips China Inc. (a subsidiary of a US based oil company, ConocoPhillips) and CNOOC China Limited (a wholly-owned subsidiary of the Company) (together, the “Defendants”).

The Plaintiff requires the Defendants to: (1) restore the ecological environment in the Bohai Bay as damaged by the Oil Spill Accidents so that the environment will be brought back to its original condition before the accidents occurred; (2) if the Defendants fail to set up and implement a scientific plan to restore the ecological environment in the Bohai Bay within three months after a court judgment is granted in favor of the Plaintiff, establish a fund specifically for the restoration of the ecological environment in the Bohai Bay . Such fund shall be supervised by a professional public welfare foundation and the total amount of such fund shall be fixed based on the estimated costs for restoring the ecological environment in the Bohai Bay as determined by a professional institution; and (3) bear all litigation costs incurred by the Plaintiff in connection with the Claim.

CNOOC China Limited has engaged PRC lawyers in relation to the Claim and intends to defend the Claim vigorously.

In the meantime, holders of shares and securities and potential investors of the Company should exercise caution when dealing in the shares of the Company.

If there is any significant development in relation to the Claim, the Company will issue further announcements as and when required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 14 August 2015

As at the date of this announcement, the Board comprises:

Executive Directors	Independent Non-executive Directors
Li Fanrong Wu Guangqi	Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Non-executive Directors
Yang Hua (Chairman) Lv Bo Wang Jiaxiang